Exhibit 99.2

Corporate governance report

Sound corporate governance is the foundation of a sustainable business and pivotal in making Sasol a great company that delivers long-term value to our shareholders and employees; a company that has a positive association with all its stakeholders. As a values-based organisation, Sasol is committed to high standards of business integrity and ethics in all our activities.

Sasol’s ordinary shares and Sasol BEE ordinary shares are listed on the Johannesburg Stock Exchange operated by the JSE Limited (JSE). Sasol is also listed on the New York Stock Exchange (NYSE) for the purpose of registering the company’s American Depositary Shares with the United States (US) Securities and Exchange Commission (SEC). Accordingly, the company is subject to and has implemented controls to provide reasonable assurance of its compliance with all relevant requirements in respect of its listings.

During the year under review, Sasol applied all the principles of the King Code of Governance Principles for South Africa (King III Code). A statement on Sasol’s application of the principles of the King III Code is available on www.sasol.com. A comparison of Sasol’s corporate governance practices to the requirements imposed on domestic US companies listed on the NYSE also confirms that the company complies in most significant respects with these governance standards. There are no significant differences to report.

The board of directors of Sasol Limited (the Board), supported by the Nomination, Governance, Social and Ethics Committee, reviews and benchmarks the group’s governance structures and processes to ensure they support effective and ethical leadership, good corporate citizenship and sustainability and are applied in the best interests of Sasol and its stakeholders.

Governance framework

The Board provides effective leadership in the best interest of Sasol and is responsible for the strategic direction and control of the company. The Board exercises this control by way of a governance framework, which includes detailed reporting to the Board and its Committees, effective delegation, risk management and a system of assurances regarding financial reporting and internal controls.

Effective leadership and corporate citizenship

Role and responsibilities of the Board

The Board has determined its main function and responsibility to be to add significant value to the company and to ensure long- term shareholder value within the powers the memorandum of incorporation confers on it. The Board is satisfied that it fulfilled all its duties and obligations during the past financial year.

The Board charter sets out the practices and processes to enable the Board to discharge its responsibilities. The Board charter specifies, amongst others, the demarcation of the roles, functions, responsibilities and powers of the Board, its directors and other officials and the executives of the company. It also outlines the policies and practices of the Board on matters such as corporate governance, directors’ dealings in the securities of the company, declarations of conflicts of interest, and the nomination, appointment, induction, training and evaluation of directors and members of Board Committees.

The Board regularly reviews those matters reserved for Board decision-making and brings independent, informed and effective judgment and leadership to bear on material decisions reserved for the Board. The President and Chief Executive Officer has been delegated authority to take all decisions, not expressly reserved by the Board, consistent with the primary aim of enhancing long- term shareholder value. He remains accountable to the Board for the authority delegated to him and for the performance of Sasol.

The strategic objectives of the company and ensuring that strategy, risk, performance and sustainability considerations are effectively integrated and appropriately balanced remain the main focus of the Board. The governance framework ensures that the Board monitors the implementation of the strategies, decisions, values and policies by the Board Committees, executive management and group entities.

The Board and any director is entitled to seek independent professional advice concerning the company’s affairs at Sasol’s expense, and to gain access to any information they may require in discharging their duties as directors.

The Board charter is available on Sasol’s website, at http://www.sasol.com/investor-centre/corporate-governance/board-charter, together with the company’s memorandum of incorporation at http://www.sasol.com/investor-centre/corporate-governance/ memorandum-incorporation.

Board Committees

The Board ensures that the company’s Audit Committee, Remuneration Committee, Risk and Safety, Health and Environment (SHE) Committee, Nomination, Governance, Social and Ethics Committee and Capital Investment Committee, established to assist the Board in discharging its responsibilities, execute their mandates effectively and independently.

The Committees play an important role in enhancing standards of governance and effectiveness within the group. They assist the Board in exercising its authority, including monitoring performance against set standards and providing assurance on the internal control environment within the group. The office of the Company Secretary acts as the secretariat for each of the Committees and Committee papers and minutes are available to all members of the Board.

In line with statutory requirements, shareholders elect the members of the Audit Committee on recommendation of the Board, and the Board appoints the members of all its other Committees. The President and Chief Executive Officer is not a member of the Audit, Remuneration and Nomination, Governance, Social and Ethics Committees, but attends all Committee meetings by invitation. He is requested to leave the meeting, where appropriate, before any decisions are made that relate to him personally.

SHAREHOLDERS

BOARD

AUDIT COMMITTEE	NOMINATION, GOVERNANCE, SOCIAL AND ETHICS COMMITTEE	REMUNERATION COMMITTEE	RISK AND SHE COMMITTEE	CAPITAL INVESTMENT COMMITTEE[8]
independent non-executive members	**independent non-executive members**	**independent non-executive members**	**independent non-executive members**	**independent non-executive members**
C Beggs[1] (Chairman)	MSV Gantsho (Chairman)	HG Dijkgraaf (Chairman)	IN Mkhize[4] (Chairman)	PJ Robertson (Chairman)
NNA Matyumza[2]	HG Dijkgraaf	MSV Gantsho	C Beggs	S Westwell
IN Mkhize	ZM Mkhize	IN Mkhize	HG Dijkgraaf	NNA Matyumza
MJN Njeke	JE Schrempp (Lead independent director)	PJ Robertson	MSV Gantsho	**executive members**
S Westwell		JE Schrempp	S Westwell	DE Constable
B Nqwababa[3]			PJ Robertson[5]	B Nqwababa
			executive members	
			DE Constable	
			VN Fakude	
			P Victor[6]	
			B Nqwababa[7]	

PRESIDENT AND CHIEF EXECUTIVE OFFICER

GROUP EXECUTIVE

(1)Also a member of the Risk and SHE Committee (2)Appointed 26 September 2014 (3)Resigned 26 September 2014 (4)Also a member of the Audit Committee (5)Appointed 5 September 2014 (6)Resigned 28 February 2015 (7)Appointed 1 March 2015 (8)Established and members appointed 24 August 2015

All Committees may obtain external or other independent professional advice they consider necessary to discharge their duties.

The terms of reference of the Board and statutory Committees are stated in the Board charter and are reviewed annually, brief summaries of which are reflected below. The complete terms of reference of the Committees are available on Sasol’s website, http://www.sasol.com/investor-centre/corporate-governance/board-charter.

Audit Committee

The Audit Committee’s report sets out the duties assigned to the Committee by the Board and the execution by the Committee of its statutory duties.

All Audit Committee members are financially literate and most have extensive Audit Committee experience. The Chairman of the Board, the President and Chief Executive Officer, the Chief Financial Officer, the Chief Assurance Officer, the Senior Vice President: Risk and SHE and the external auditors attend Audit Committee meetings by invitation.

To ensure greater integration between the work of the Audit Committee and the Risk and SHE Committee, particularly for purposes of integrated reporting and the application of combined assurance, the Chairmen of the two Committees are members of the other Committee, respectively. The Committee is an integral part of the risk management process. In this regard the Committee considers and reviews the findings and recommendations of the Risk and SHE Committee in so far as they are relevant to the functions of the Audit Committee.

The Audit Committee meets regularly, jointly and separately, with executive management, the external auditor and the Chief Assurance Officer to consider risk assessment and management, to review the audit plans of the external auditors and Chief Assurance Officer and to review accounting, auditing, financial reporting, corporate governance and compliance matters.

Adequate processes and structures have been implemented to assist the Audit Committee in providing oversight and ensuring the integrity of financial reporting, internal control and other governance matters relating to subsidiaries. The Combined Assurance and Disclosure Committee, a subcommittee of the Group Executive Committee, provides management oversight, assurance and alignment on group-wide, high risk activities and is responsible for ensuring that the information publicly disclosed complies with requirements of the JSE, NYSE and SEC rules. Material matters of concern are also reported to the Audit Committee.

Remuneration Committee

The key objective of the Remuneration Committee is to ensure that remuneration is competitive, globally applicable and sustainable. It has to stimulate a performance-driven culture over the short term and long term yet align with shareholders’ interests.

The functions and terms of reference of the Remuneration Committee, as well as directors’ remuneration and other relevant remuneration information are available in the remuneration report, in the annual financial statements.

The President and Chief Executive Officer, Executive Director: Strategy and Sustainability and executives responsible for remuneration attend the Committee’s meetings by invitation, but recuse themselves before any decisions are made.

Risk and SHE Committee

Although the Board retains overall accountability for the governance of risk and the company’s top risk profile, it has delegated oversight of Sasol’s risk management activities to the Risk and SHE Committee. The Risk and SHE Committee and the Audit Committee work closely to ensure that the risk management processes comply with the relevant governance requirements and standards and are implemented successfully.

The Committee’s functions include the review and assessment of the integrity of the company’s risk management processes, including safety, health, environmental and sustainability risk.

The Committee reports its findings and recommendations to the Audit Committee and the Board in respect of material risks as well as the company’s policies on risk assessment and risk management that may have an impact on the financial statements. The Committee also reviews the disclosure of sustainable matters in the annual reports and advises the Audit Committee to enable the latter to provide assurance to the Board that the disclosure is reliable and does not conflict with the financial information.

Nomination, Governance, Social and Ethics Committee

The Nomination, Governance, Social and Ethics Committee performs the responsibilities of a Nomination and Governance Committee as well as a Social and Ethics Committee as required in terms of the South African Companies Act.

The Nomination, Governance, Social and Ethics Committee’s functions include reviewing and making recommendations to the Board on:

•        the extent to which the company’s general corporate governance mechanisms and framework are appropriate and effective;

•        the composition and performance of the Board, individual directors and its Committees and ensuring continuous professional development of directors;

•        appointment or re-appointment of directors and members of the Group Executive Committee, and the balance between executive and non-executive directors, taking into consideration their independence;

•        succession planning for the Chairman and the President and Chief Executive Officer; and

•        legal compliance and the company’s ethics policy and programmes.

In performing the role of a Social and Ethics Committee, the Committee relies on the work and reports of employees, advisors and other Committees of the Board with responsibility for any function falling within the role of the Committee.

Capital Investment Committee

The Capital Investment Committee is a newly constituted Committee of the Board and commenced with its activities in the 2016 financial year. It convenes as and when required to evaluate capital and other investments, mergers and acquisitions, proposed joint ventures, divestitures and plant closures prior to approval by the Board.

The Committee is also responsible for monitoring Board approved capital projects and other investments and matters falling into the above categories.

Our directors

The Board remains focussed on enhancing the diversity of directors’ perspectives. Directors are chosen for their corporate leadership skills, experience and expertise. Diversity in gender and race, as well as in business, geographic and academic backgrounds and experience are considered.

The right blend of skills and experience is crucial in ensuring the attainment of long-term value for Sasol’s shareholders.

In support of this aim, Sasol announced the appointment of Ms Nomgando Matyumza as independent non-executive director with effect from 8 September 2014 and appointed her as a member of the Audit Committee.

During this period the Board also appointed Mr Bongani Nqwababa, previously an independent non-executive director and member of the Audit Committee, as executive director and Chief Financial Officer of Sasol Limited. Mr Paul Victor, executive director and acting Chief Financial Officer stepped down upon Mr Nqwababa’s assumption of office. Mr Nqwababa is a chartered accountant and has a 13-year track record as an accounting executive.

Induction, training and development

Newly appointed directors are inducted under the guidance of the Company Secretary. They are apprised of the company’s business, board matters, their duties and responsibilities as directors and are given the opportunity to visit Sasol’s plants and operations. The Board recognises that the development of industry and group knowledge is a continuous process and directors are briefed on legal developments and changes in the risk and general business environment on an ongoing basis.

Composition

The Board ensures that it has the right balance of skills, experience, independence and business knowledge necessary to discharge its responsibilities in keeping with the highest standards of governance. In terms of our memorandum of incorporation, the Board shall consist of a maximum of 16 directors. Up to five may be executive directors. In the Board’s assessment, all appointed directors have the relevant knowledge, skills and experience to make a meaningful contribution to the business of the company.

(1)President and CEO (2)Independent non-executive director until 26 September 2014 — appointed as CFO 1 March 2015

(3)Acting CFO — resigned 28 February 2015 (4)Chairman (5)Lead Independent Director (6)Appointed 8 September 2015

In terms of the company’s memorandum of incorporation, one-third of directors must retire at every annual general meeting and are eligible for re-election. A director is required to retire at the end of the calendar year in which he or she turns 70, provided that the Board may on an annual basis extend a director’s term of office, but not beyond the end of the year he turns 73. Prof JE Schrempp reached retirement age in 2014, but the Board extended his term until the end of 2015 to ensure continuity and transfer of skills on the Board. Prof Schrempp will step down at the 2015 annual general meeting, after serving on our Board for more than 18 years.

Chairman and Lead Independent Director

Our Chairman, Dr MSV Gantsho, is an independent non-executive director. The offices of Chairman and President and Chief Executive Officer are separate. The roles of the Chairman and the Lead Independent Director are described in the Board charter.

The appointment and performance of the Chairman and Lead Independent Director are reviewed annually. The Board and the Nomination, Governance, Social and Ethics Committee are responsible for succession planning for the position of the Chairman. The Lead Independent Director guides this process.

Independence, dealing in Sasol securities and conflict of interest

Aligned to the Board’s policy, which is based on the applicable corporate governance requirements, the independence of directors is evaluated by the Nomination, Governance, Social and Ethics Committee and the Board when a director is first appointed, annually or at any other time when a director’s circumstances change and warrant re-evaluation. The Board has determined that all the non- executive directors are independent in accordance with the King III Code and the rules of the NYSE.

The independence of our non-executive directors in office for more than 9 years, namely Dr MSV Gantsho, Ms IN Mkhize, Prof JE Schrempp and Mr HG Dijkgraaf, has been re-confirmed after taking into account among other considerations, the extent to which the diversity of their views, skills and experience continue to enhance the Board’s effectiveness. The Board is of the view that all non-executive directors exercise their judgement independently at all times.

Our directors, executives and senior employees are prohibited from dealing in Sasol securities during certain prescribed periods. The Company Secretary regularly informs directors, executives and senior employees of the insider trading legislation and advises them of closed periods. A report on directors’ dealings in Sasol’s shares is tabled at each Board meeting and is disclosed in terms of the applicable JSE and NYSE listings requirements.

Evaluation

The Nomination, Governance, Social and Ethics Committee facilitate the annual evaluation of the effectiveness and performance of the Board, its Committees and the individual directors. The Chairman of the Board, through the Nomination, Governance, Social and Ethics Committee and assisted by the Company Secretary, leads the evaluation process. After an evaluation of the self-assessment methodology and the value likely to be derived from an external assessment relative to its costs, the Nomination, Governance, Social and Ethics Committee decided not to commission an independent assessment in the 2015 financial year, and a self- assessment, by way of individual questionnaires and interviews by the Chairman, was performed. No major concerns were raised by any director in respect of the functioning of the Board or any of its Committees. However, Board and Committee meeting processes are continuously reviewed and enhanced to ensure the effective functioning of the Board and its Committees.

Directors’ other commitments, such as other directorships, are specifically considered by the Nomination, Governance, Social and Ethics Committee and the Board to determine whether each director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily. Should the Committee be of the view that a director is over committed or has an unmanageable conflict, the Chairman will meet with that director to discuss the resolution of the matter to the satisfaction of the Committee.

The Lead Independent Director is responsible for ensuring that the performance of the Chairman is evaluated annually, which was done during the year under review.

Board and Committee meetings and attendance

The directors, as members of the Board and Board Committees, meet as often as necessary to fulfil their role. The Board met eight times during the financial year. Attendance at Board and Board Committees during the financial year ended 30 June 2015 is set out in the table below:

	Board			Audit Committee			Nomination, Governance, Social and Ethics Committee		Remuneration Committee		Risk and SHE Committee
	A	B		A	B		A	B	A	B	A	B
C Beggs	8	8		5	5		—	—	—	—	5	5
DE Constable	8	8		—	—		—	—	—	—	5	5
HG Dijkgraaf	8	8		—	—		4	4	4	4	5	5
VN Fakude	8	8		—	—		—	—	—	—	5	5
MSV Gantsho	8	8		—	—		4	4	4	4	5	5
IN Mkhize	8	8		5	5		—	—	4	4	5	5
NNA Matyumza	7	7		4	4		—	—	—	—	—	—
ZM Mkhize	8	8		—	—		4	4	—	—	—	—
MJN Njeke	8	7	(1)	5	3	(2)	—	—	—	—	—	—
B Nqwababa	4	4		1	1		—	—	—	—	2	2
PJ Robertson	8	8		—	—		—	—	4	4	4	4
JE Schrempp	8	8		—	—		4	4	4	4	—	—
P Victor	5	5		—	—		—	—	—	—	3	3
S Westwell	8	8		5	4	(1)	—	—	—	—	5	5

Column A — number of meetings held during the period the director was a member

Column B — number of meetings attended during the period the director was a member

*Capital Investment Committee only established in the financial year ending 30 June 2016

(1)absent with apology due to family bereavement (2)absent with apology due to family bereavement: 5 March 2015; absent with apology: 18 November 2014 Board meetings: 5 September 2014, 24 October 2014, 20 November 2014, 21 November 2014, 16 February 2015, 6 March 2015, 4 June 2015, 5 June 2015

Directors’ profiles are reflected in the annual integrated report and accompany the notice of the annual general meeting.

President and Chief Executive Officer

Mr DE Constable is the President and Chief Executive Officer of Sasol. He is Sasol’s highest executive decision-making functionary, delegated with authority by the Board and accountable for the successful implementation of the group strategy and the overall management and performance of Sasol, with the primary aim of enhancing long-term shareholder value.

The role and function of the President and Chief Executive Officer are detailed in the Board charter.

In terms of Sasol’s memorandum of incorporation, the Board appoints the President and Chief Executive Officer. The appointment is made on recommendation of the Nomination, Governance, Social and Ethics Committee. Mr DE Constable has informed Sasol that he is not available for an additional term after his term comes to an end on 30 June 2016. He will act as advisor to Sasol for a further 12 months after that date.

The Board, supported by the Nomination, Governance, Social and Ethics Committee, is responsible for ensuring that succession plans are in place for the President and Chief Executive Officer and other members of the Group Executive Committee.

Group Executive

The Group Executive Committee is the highest collective executive decision-making body in Sasol’s governance structure. The Group Executive Committee members support the President and Chief Executive Officer, as individuals and as a group, in executing the Board’s mandate for the management of the business of Sasol and derive their authority from the President and Chief Executive Officer.

Group executive subcommittees have been established with specific focus areas to support the Group Executive Committee in managing the business of Sasol.

The Board appoints Group Executive Committee members on the recommendation of the President and Chief Executive Officer and the Nomination, Governance, Social and Ethics Committee.

Company Secretary

Mr VD Kahla, the Executive Vice President: Advisory and Assurance, is our Company Secretary. The Board appointed him in accordance with the South African Companies Act. Having considered his competence, qualifications and experience at its meeting held on 4 September 2015, the Board is satisfied that he is competent and has the appropriate qualifications and experience to serve as the Company Secretary. Mr Kahla holds BA and LLB degrees and has a 16-year track record as a legal advisor and governance practitioner in both the private and public sectors.

The Company Secretary is not a director but is a member of the Group Executive Committee and, in his capacity as an Executive Vice President, reports to the President and Chief Executive Officer. The role and responsibilities of the Company Secretary are described in the Board charter.

The Board considered the interactions between the Company Secretary and the Board during the past year, and is satisfied that there is an arms-length relationship between the Board and the Company Secretary.

Subsidiaries

The necessary framework, systems, policies and processes are in place to ensure all entities in the Sasol group adhere to essential group requirements and minimum governance standards. As a direct or indirect shareholder, the company exercises its rights and is involved in the decision-making of its subsidiaries on material matters to ensure its best interests are advanced.

Sasol implemented a new operating model supported by a revised governance framework in July 2014.

In line with our goal to achieve focused accountability under the new governance framework and to ensure effective decision- making, the subsidiary boards have delegated all authority to the Group Executive Committee, its subcommittees and individuals within Sasol, with the exception of decisions which cannot by law be delegated and those matters reserved for decision-making by the Sasol Limited Board.

During the year under review, Sasol South Africa (Pty) Ltd fulfilled the role of Company Secretary of all South African subsidiaries. Sasol’s company secretarial department, which is staffed by suitably qualified and experienced individuals, discharges the duty of Company Secretary according to the requirements of the South African Companies Act and the King III Code. Outside of South Africa, local legal advisors ensure that good governance practices are maintained in the various jurisdictions.

Internal control and combined assurance

The directors are ultimately responsible for Sasol’s system of internal control, designed to identify, evaluate, manage and provide reasonable assurance against material misstatement and loss.

Sasol maintains a system of internal financial control that is designed to provide assurances on the maintenance of proper accounting records and the reliability of financial information used within the business and for publication. The system contains self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

The internal control and combined assurance system consists of a documented organisational structure and reasonable division of responsibility, policies and procedures, including a code of conduct to foster a strong ethical climate and mechanisms to ensure compliance. Management identifies and controls key risks facing the group by means of a risk framework determined by the Risk and SHE Committee, and the process is monitored and evaluated under the direction of internal audit.

Sasol, as a foreign private issuer on the NYSE, is subject to and complies with, sections 302 and 404 of the Sarbanes-Oxley Act, 2002. More information is included in Sasol’s annual report on Form 20-F filed annually with the SEC and available on www.sasol.com.

The Board reviewed the effectiveness of controls for the year ended 30 June 2015, principally through a process of management self-assessment, including formal confirmation from executive management. The Board also considered reports from internal audit, the external auditor and other assurance providers, such as the compliance and risk management functions.

Disclosure and reporting

The Board governs the disclosure control processes of the group, including the integrity of Sasol’s annual reports, the annual financial statements and reporting on the effectiveness of the company’s system of internal controls.

External disclosure and reporting by subsidiaries are managed at group level and included in consolidated reporting for the Sasol group.

The Combined Assurance and Disclosure Committee, supported by the Disclosure Working Group, performed an oversight role in terms of compliance with the disclosure requirements of the JSE, the NYSE and the SEC. The disclosure controls and processes in place to comply with section 302 and 404 of the Sarbanes-Oxley Act, 2002 are subject to internal and external audit assessment. The company’s disclosure controls and procedures ensure the accurate and timely disclosure of information that may have a material effect on the value of Sasol securities or that may influence investment decisions of shareholders, the financial community and the investor community.

Internal audit

The Board ensures that there is an effective risk-based internal audit process and function.

Sasol has an internal audit function that covers its global operations. Internal audit is responsible for’ amongst others, assisting the Board and management in maintaining an effective internal control environment, ensuring the integration of assurance provided and monitoring the adequacy and effectiveness of combined assurance over Sasol’s risk management processes.

The internal audit function reports directly to the Audit Committee in terms of the Committee’s mandate to evaluate the effectiveness of internal control. The charter of the internal audit function gives the Chief Assurance Officer direct access to the Chairman of the Audit Committee, the Chairmen of other Board Committees, the President and Chief Executive Officer and the Chief Financial Officer. The Chief Assurance Officer reports administratively to the Executive Vice President: Advisory and Assurance.

The Chief Assurance Officer has unfettered access to Board and Committee minutes and submissions and risk registers of Sasol’s businesses and operations and attends executive management meetings as and when required. Internal auditors may ask to attend an executive management meeting if required in the execution of their duties.

The annual audit plan, updated as appropriate to ensure it is responsive to change, is based on an assessment of risk areas identified by internal audit and management, as well as focus areas highlighted by the Audit Committee, Group Executive Committee and management. The Audit Committee approved internal audit’s quality assurance and improvement plan and its risk-based audit plan for 2015.

Internal audit reports on and presents material findings to the Combined Assurance and Disclosure Committee and the Audit Committee quarterly. Follow-up audits are conducted in areas where significant internal control weaknesses are found.

The internal audit function is required to undergo an independent quality review at least every four years. An international external audit firm conducted a quality assessment review of Sasol’s internal audit function during 2014 and concluded that the internal audit function conformed to the standards of the Institute of Internal Auditors. The maturity of the internal audit function was assessed as a significantly leading edge function. The next external quality assessment is planned to be executed in 2018.

Sasol’s systems of internal control and risk management, including the design, implementation and effectiveness of internal financial control, were reviewed in 2015. Based on the findings of the review, and considering information and explanations provided by management and discussions with the external auditor on the results of the audit, the Chief Assurance Officer concluded that Sasol’s system of internal control and risk management is effective and that the internal financial controls form a sound basis for the preparation of reliable financial statements.

Risk management

Risk is dealt with comprehensively within the Sasol group by ensuring the implementation of a policy and risk process for a structured approach to evaluate and improve the effectiveness of risk management. Assurance is obtained through internal control, compliance and governance processes.

Sasol’s enterprise risk management approach includes the determination and development of risk profiles in relation to its areas of business and operations. Sasol’s risk philosophy, strategy and policy provide the principles that direct and guide risk management activities. Risk management maturity assessments are conducted periodically to determine the maturity levels of risk management across the group.

The main objective of Sasol’s enterprise risk management process is effective risk management in pursuit of its strategic objectives, with the ultimate aim to enhance shareholder value sustainably and understanding the risks associated with our business and managing them proactively and effectively within our risk appetite, in order to optimise business returns.

Top risks that may impact the company’s ability to achieve its strategic objectives, or may result in the company exceeding its risk appetite and/ or tolerance levels, are managed at a group level. These risks are reviewed quarterly by the Risk and SHE Committee. Assurance over controls relating to top risks is obtained through the combined assurance management process.

For a more comprehensive report on Sasol’s enterprise risk management processes and material risks identified, refer to the annual integrated report.

Information technology

Information technology is essential to manage the business, operations, information and knowledge necessary to initiate and sustain the company. The Board is responsible for information technology (IT) governance, based on control objectives for Information and related technologies (CoBIT) principles.

The Audit Committee and Risk and SHE Committee assist the Board in overseeing information management (IM) performance, which includes IT, against an approved governance framework. Assurance is provided that IT controls in place are effective, IT risks are addressed and the return on major IT investments, aligned to Sasol’s strategy, is monitored.

External auditors and internal audit perform assessments as part of their audit of IM and IT related controls. All significant IM and IT related audit findings are reported to the Board and managed accordingly. The IM risk management framework is aligned to the group risk management framework, including disaster recovery measures. All technology solutions impacting financial reporting are part of the internal and external auditing scope.

Compliance with laws, rules, codes and standards

Sasol policy requires all group companies and their directors and employees to comply with all applicable laws. Legal compliance systems and processes are in place and are continuously improved to mitigate the risk of non-compliance with the laws in the various jurisdictions in which Sasol does business.

The Board is responsible for satisfying itself that Sasol is governed effectively in accordance with good corporate governance practice, including risk and legal compliance management, appropriate and relevant non-binding industry rules, codes and standards, and internal control systems.

Specific areas of law have been identified as key group legal compliance risk areas and risk mitigation and control steps have been identified for each of these areas. Important key risk areas are competition law, anti-bribery and anti-corruption laws, sanction laws, and safety, health and environmental laws.

The Board and its Committees continue to monitor the implementation of the company’s legal compliance policy and processes closely. The Combined Assurance and Disclosure Committee oversees the group’s legal compliance programme. The Nomination, Governance, Social and Ethics Committee receives regular reports on compliance matters and to the extent that legal and regulatory matters have an impact on the financial statements, risk management or sustainability, reports are presented to the Risk and SHE Committee, as well as the Audit Committee, as appropriate.

Sustainability and social responsibilities

The Board oversees sustainable development through the reports presented to it and its Committees, notably the Audit Committee, Risk and SHE Committee and the Nomination, Governance, Social and Ethics Committee. The Audit Committee, together with the Risk and SHE Committee, is responsible for overseeing the provision of assurance over sustainability issues.

In executing its social and ethics responsibilities as required in terms of the South African Companies Act, the Nomination, Governance, Social and Ethics Committee considered and monitored Sasol’s activities during the period under review, having regard to any relevant legislation, other legal requirements or prevailing codes of best practice, with regard to matters relating to:

•        social and economic development, including Sasol’s compliance with the goals and purposes of the Organisation for Economic Co-operation and Development recommendations regarding corruption as well as the 10 principles set out in the United Nations Global Compact;

•        Sasol’s progress in terms of the South African Employment Equity Act, No 55 of 1998 and standing in terms of the South African Broad-Based Black Economic Empowerment (B-BBEE) Act, No 53 of 2003, including Sasol’s proposed response to the revised B-BBEE Codes;

•        stakeholder relationships and the governance of the group’s stakeholder engagement activities;

•        good corporate citizenship with an emphasis on Sasol’s corporate social responsibility and global programmes embarked on within the focus areas of education, skills development, environment, community development and employee volunteerism;

•        consumer relationships, including Sasol’s advertising, public relations and compliance with consumer protection laws; and

•        labour and employment activities, taking into consideration employment relationships, the International Labour Organization Protocol on decent work and working conditions, Sasol’s contribution toward the educational development of its employees, gender diversity, women empowerment and organised labour.

Sasol has established participative structures on issues that affect employees directly and materially and is committed to promoting equal opportunities and fair employment practices regardless of employees’ ethnic origin or gender. Several programmes have been implemented to ensure practical application of Sasol’s commitment to worker participation and employment equity, while maintaining the company’s high standards and statutory compliance.

The Nomination, Governance, Social and Ethics Committee approved Sasol’s revised code of ethics in June 2015, emphasising that ethical behaviour in everything Sasol does is an essential building block to embed a values-driven organisation and high performance  culture.

The Board has delegated responsibility for all environmental, health and public safety matters, including the impact of the company’s activities and of its products or services on stakeholders, to the Risk and SHE Committee. Accordingly, the Nomination, Governance, Social and Ethics Committee noted the reports relating to those matters that were submitted to the Risk and SHE Committee.

Details on our sustainability, including social and ethics matters, are provided in the annual integrated report and on our website at www.sasol.com.

Stakeholder management

The Board, assisted by the Nomination, Governance, Social and Ethics Committee is responsible for monitoring the relationship between management and the stakeholders of the company and ensuring that disputes are resolved as effectively, efficiently and expeditiously as possible.

Sasol strives to ensure a systematic and integrated approach to stakeholder engagement across the group. Through regular reporting to the Nomination, Governance, Social and Ethics Committee, the Board is equipped with the necessary information to enable it to take the legitimate interests and expectations of stakeholders into account in its decision-making.

Sasol’s strategy and performance are regularly presented to analysts, institutional investors and the media. To ensure the company communicates with its smaller shareholders and those stakeholders who lack access to electronic media, the company publishes and reports on details of its corporate actions and performance in the main South African daily newspapers. Sasol also publishes its most recent financial and operational performance and provides recent historical information, including its annual reports, on www.sasol.com.

All shareholders are invited to attend the company’s annual general meeting. Sasol also facilitates participation by way of focussed proxy solicitation and electronic participation.

More information on Sasol’s stakeholder management approach is included in Sasol’s annual integrated report and our website.

In terms of the Promotion of Access to Information Act, 2000, Sasol considers and responds to all requests for access to records. Appropriate engagement with requesting parties is ensured without compromising Sasol’s rights with respect to the protection of certain information. During the year Sasol refused one request in accordance with the provisions of the legislation and granted one request.

Ethics

The Board determines Sasol’s values, including principles of ethical business practice and the requirements of being a responsible corporate citizen and ensures communication throughout the group. The Board, through the Nomination, Governance, Social and Ethics Committee, oversees the implementation of the ethics programme.

Sasol has, with effect from 1 July 2015, adopted a revised code of ethics that applies to all of our directors, officers and employees. Our revised code of ethics consists of the same four fundamental ethical principles — responsibility, honesty, fairness and respect — contained in the initial code. The revised code includes a commitment to conduct our business with due regard to the interests of all our stakeholders and the environment. It embodies a requirement of compliance with all applicable laws and regulations as a minimum standard and guides Sasol’s interaction with all government representatives. The code prohibits contributions to political parties or government officials. The code is available on Sasol’s website  at  http://www.sasol.com/sustainability/ethics.

Sasol also commenced the implementation of a supplier code of ethics with effect from 1 July 2015. In terms of the supplier code, all service providers are required to adhere to Sasol’s ethical principles of responsibility, honesty, fairness and respect.

Employee performance is assessed, amongst others, against Sasol’s values.

Sasol operates an independent ethics reporting telephone line through an external service provider. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behaviour, including fraud, unsafe behaviour, environmental concerns, and accounting and financial reporting irregularities. These calls are monitored and the progress on their resolution is reported to the Nomination, Governance, Social and Ethics Committee and, in respect of matters that may have an impact on the financial statements and the financial reporting system, to the Audit Committee.